Mercedes-Benz Auto Lease Trust 2025-B
Investor Report

Amounts in USD

Dates

Collection Period No.	2			
Collection Period (from... to)	1-Nov-2025	30-Nov-2025		
Determination Date	11-Dec-2025			
Record Date	12-Dec-2025			
Payment Date	15-Dec-2025			
Interest Period of the Class A-1, A-2B Notes (from... to)	17-Nov-2025	15-Dec-2025	Actual/360 Days	28
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Nov-2025	15-Dec-2025	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	215,722,101.31	186,206,531.00	29,515,570.31	98.385234	0.620688
Class A-2A Notes	160,000,000.00	160,000,000.00	160,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	315,000,000.00	315,000,000.00	315,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	475,000,000.00	475,000,000.00	475,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	77,500,000.00	77,500,000.00	77,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,327,500,000.00**	**1,243,222,101.31**	**1,213,706,531.00**	**29,515,570.31**		
Overcollateralization	172,500,165.46	195,000,021.51	195,000,021.51			
Total Securitization Value	**1,500,000,165.46**	**1,438,222,122.82**	**1,408,706,552.51**			
present value of lease payments	720,980,956.19	663,802,989.57	637,638,142.64			
present value of Base Residual Value	779,019,209.27	774,419,133.25	771,068,409.87			

	Amount	Percentage
Initial Overcollateralization Amount	172,500,165.46	11.50%
Target Overcollateralization Amount	195,000,021.51	13.00%
Current Overcollateralization Amount	195,000,021.51	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	29,515,570.31	98.385234
Class A-2A Notes	3.860000%	514,666.67	3.216667	514,666.67	3.216667
Class A-2B Notes	4.512020%	1,105,444.90	3.509349	1,105,444.90	3.509349
Class A-3 Notes	3.880000%	1,535,833.33	3.233333	1,535,833.33	3.233333
Class A-4 Notes	3.930000%	253,812.50	3.275000	253,812.50	3.275000
Total		**3,409,757.40**		**$32,925,327.71**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,425,000,157.19	1,363,222,114.55	1,333,706,544.24

Available 2025-B Collections

Lease Payments Received	26,416,484.18
Net Sales Proceeds-early terminations (incl Defaulted Leases)	13,950,714.68
Net Sales Proceeds-scheduled terminations	2,495,302.13
Excess wear and tear included in Net Sales Proceeds	5,461.08
Excess mileage included in Net Sales Proceeds	32,968.62
Subtotal	42,862,500.99
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	188,049.42
Total Available Collections	**43,050,550.41**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,198,518.44
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (3.94%)	4,475,912.61
(3) Exchange Note Principal Distributable Amount	29,515,570.31
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,860,549.05
Total Distribution	**43,050,550.41**

Available Funds ABS Notes

Total Exchange Note Payments	33,991,482.92
Reserve Account Draw Amount	0.00
Total Available Funds	**33,991,482.92**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,409,757.40
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	29,515,570.31
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	1,066,155.21
Total Distribution	**33,991,482.92**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,198,518.44	1,198,518.44	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,409,757.40	3,409,757.40	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	514,666.67	514,666.67	0.00
thereof on Class A-2B Notes	1,105,444.90	1,105,444.90	0.00
thereof on Class A-3 Notes	1,535,833.33	1,535,833.33	0.00
thereof on Class A-4 Notes	253,812.50	253,812.50	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,409,757.40	3,409,757.40	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	29,515,570.31	29,515,570.31	0.00
Principal Distribution Amount	29,515,570.31	29,515,570.31	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,000.41
Reserve Fund Amount - Beginning Balance	3,750,000.41
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	10,780.44
minus Net Investment Earnings	10,780.44
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,000.41
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	10,780.44
Net Investment Earnings on the Exchange Note	
Collection Account	177,268.98
Investment Earnings for the Collection Period	188,049.42

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,000,165.46	29,593
Securitization Value beginning of Collection Period	1,438,222,122.82	28,986
Principal portion of lease payments	15,123,736.31	
Terminations- Early	10,943,711.35	
Terminations- Scheduled	2,040,227.32	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,407,895.33	
Securitization Value end of Collection Period	1,408,706,552.51	28,636

Pool Factor	93.91%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	28.46	26.84
Weighted Average Seasoning (months)	12.25	13.84
Aggregate Base Residual Value	991,707,490.95	959,473,668.60
Cumulative Turn-in Ratio		46.50%
Proportion of base prepayment assumption realized life to date		220.08%
Actual lifetime prepayment speed		0.73%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,404,931,785.68	28,559	99.73%
31-60 Days Delinquent	3,254,279.87	65	0.23%
61-90 Days Delinquent	425,588.98	10	0.03%
91-120 Days Delinquent	94,897.98	2	0.01%
Total	1,408,706,552.51	28,636	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.037%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	1,236,896.91	27	2,513,810.63	54
Liquidation Proceeds	1,151,525.74		2,349,107.01	
Recoveries	32,082.15		32,082.15	
Principal Net Credit Loss / (Gain)	53,289.02		132,621.47	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.045%	
Prior Collection Period	0.032 %	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	0.039%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.009%
Average Net Credit Loss / (Gain)		2,455.95

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	13,154,937.09	323	39,393,999.78	902
Sales Proceeds and Other Payments Received	15,077,567.87		44,727,869.69	
Residual Loss / (Gain)	(1,922,630.78)		(5,333,869.91)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.621)%	
Prior Collection Period	(1.393%)	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(1.507)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(0.356)%
Average Residual Loss / (Gain)		(5,913.38)